SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. ( )*

OPKO HEALTH, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68375N103
(CUSIP Number)

Stuart Cable, Esq. Ed Amer, Esq. Folake Ayoola, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 Telephone: (617) 570-1000
(Name, address and telephone number of person authorized to receive notices and communications)

May 9, 2022
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103    13D    Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Elias A. Zerhouni, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
			89,600	(1)
		8	SHARED VOTING POWER
			19,777,514	(2)
		9	SOLE DISPOSITIVE POWER
			89,600	(1)
		10	SHARED DISPOSITIVE POWER
			19,777,514	(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,867,114 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	2.9%	(3)
14	TYPE OF REPORTING PERSON IN
(1)    Represents shares of Common Stock, par value $0.01 per share (“Common Stock”), of OPKO Health, Inc., a Delaware corporation (the “Issuer”) held individually by Dr. Zerhouni.
(2)    Represents 19,777,514 shares of the Issuer’s Common Stock held directly by the Zerhouni Irrevocable Trust, for which the independent trustee has delegated investment authority to Dr. Zerhouni.
(3) This percentage is based upon 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2022.

CUSIP No. 68375N103    13D    Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Bruce C. Holbrook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
			226,098	(1)
		8	SHARED VOTING POWER
			39,555,028	(2)
		9	SOLE DISPOSITIVE POWER
			226,098	(1)
		10	SHARED DISPOSITIVE POWER
			39,555,028	(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,781,126 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.8%	(3)
14	TYPE OF REPORTING PERSON IN
(1)    Represents shares of the Issuer’s Common Stock held individually by Mr. Holbrook.
(2)    Includes (i) 19,777,514 shares of the Issuer’s Common Stock held directly by the EAZ Zeraz Trust, for which Mr. Holbrook serves as the sole trustee, and (ii) 19,777,514 shares of the Issuer’s Common Stock held directly by the Zerhouni Irrevocable Trust, for which Mr. Holbrook serves as the sole trustee and has delegated investment authority to Dr. Zerhouni.
(3) This percentage is based upon 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

CUSIP No. 68375N103    13D    Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS EAZ Zeraz Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
19,777,514 (1)
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
19,777,514 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,777,514 (1))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	2.9%	(2)
14	TYPE OF REPORTING PERSON OO
(1)    Represents shares of the Issuer’s Common Stock held directly by the EAZ Zeraz Trust, for which Mr. Holbrook serves as the sole trustee.
(2)    This percentage is based upon 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

CUSIP No. 68375N103    13D    Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Zerhouni Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
19,777,514 (1)
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
19,777,514 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,777,514 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	2.9%	(2)
14	TYPE OF REPORTING PERSON OO
(1)    Represents shares of the Issuer’s Common Stock held directly by the Zerhouni Irrevocable Trust, for which Mr. Holbrook serves as the sole trustee and has delegated investment authority to Dr. Zerhouni.
(2)    This percentage is based upon 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

CUSIP No. 68375N103    13D    Page 6 of 11 Pages

ITEM 1.	Security and Issuer.
This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of OPKO Health, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4400 Biscayne Blvd., Miami, FL 33137.

ITEM 2.	Identity and Background.
(a)    This Schedule 13D is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Elias A. Zerhouni, Bruce C. Holbrook, the EAZ Zeraz Trust and the Zerhouni Irrevocable Trust (collectively referred to as the “Reporting Persons”).
(b)    The principal business address for Dr. Zerhouni is 4400 Biscayne Blvd., Miami, FL 33137. The principal business address for each of the EAZ Zeraz Trust and the Zerhouni Irrevocable Trust is 200 South Biscayne Boulevard, Suite 2500, Miami, FL 33131. The principal business address for Mr. Holbrook is 1107 Botetourt Gardens, Norfolk, VA 23507.
(c)    Dr. Zerhouni is the President and Vice Chair of the Board of Directors of the Issuer. Mr. Holbrook is the trustee of the EAZ Zeraz Trust and the Zerhouni Irrevocable Trust, and serves as Treasurer of ModeX (as defined below). The EAZ Zeraz Trust was formed for the benefit of Dr. Zerhouni’s spouse and descendants, as well as certain qualifying charitable organizations. The Zerhouni Irrevocable Trust was formed for the benefit of Dr. Zerhouni and his descendants, as well as certain qualifying charitable organizations.
(d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    The EAZ Zeraz Trust and the Zerhouni Irrevocable Trust are governed by the laws of the State of Maryland for administrative and construction purposes and by the laws of the State of Florida for income tax purposes. Dr. Zerhouni and Mr. Holbrook are citizens of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.
On May 9, 2022, the Issuer entered into an Agreement and Plan of Merger with Orca Acquisition Sub, Inc. (“Merger Sub”, a subsidiary of the Issuer formed for the purposes of the ModeX Merger (as defined below)), ModeX Therapeutics, Inc., (“ModeX” or “Seller”) and Sellers’ representative (the “Merger Agreement”, attached as Exhibit 2 and incorporated by reference herein), pursuant to which Merger Sub was merged with and into ModeX, with ModeX becoming a wholly owned subsidiary of the Issuer (the “ModeX Merger”). The Issuer paid an aggregate of $300 million for all of the outstanding equity of ModeX, as adjusted by customary adjustments. The consideration paid at closing consisted of shares of the Issuer’s Common Stock, which was valued based on the average of the daily volume-weighted average price over the thirty (30) trading days prior to the date that is two (2) trading days prior to the signing of the Merger Agreement. In connection with the ModeX Merger, Mr. Holbrook received 226,098 shares of the Issuer’s Common Stock in exchange for 25,722 shares of ModeX held directly by Mr. Holbrook, and each of the EAZ Zeraz Trust and the Zerhouni Irrevocable Trust received 19,777,514 shares of the Issuer’s Common Stock in exchange for 2,250,000 shares of ModeX held directly by each trust, respectively.
On May 10, 2022, Dr. Zerhouni purchased a total of 89,600 shares of the Issuer’s Common Stock at a price per share of $2.7946 on the open market. Dr. Zerhouni is reporting beneficial ownership of, and sole voting and dispositive power with respect to, these shares.

CUSIP No. 68375N103    13D    Page 7 of 11 Pages

ITEM 4.	Purpose of Transaction.
The Reporting Persons acquired the securities reported herein for investment purposes, as well as in connection with the ModeX Merger. The Reporting Persons may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer's securities held by the Reporting Persons in open market transactions or in privately negotiated transactions.
As of the date hereof, and except as otherwise disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:
(a)    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)    a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)    any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
(e)    any material change in the present capitalization or dividend policy of the Issuer;
(f)    any other material change in the Issuer's business or corporate structure;
(g)    changes in the Issuer's Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;
(h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j)    any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.
(a) - (b)    The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficially Owned	Percentage

Elias A. Zerhouni	89,600	19,777,514	19,867,114	2.9%
Bruce C. Holbrook	226,098	39,555,028	39,781,126	5.8%
EAZ Zeraz Trust	—	19,777,514	19,777,514	2.9%
Zerhouni Irrevocable Trust	—	19,777,514	19,777,514	2.9%
(c)    In connection with his appointment as President pursuant to the ModeX Merger, the Issuer and Dr. Zerhouni entered into an employment letter agreement (the “Zerhouni Employment Agreement”, attached as Exhibit

CUSIP No. 68375N103    13D    Page 8 of 11 Pages
3 and incorporated by reference herein), whereby the Compensation Committee of the Board of Directors of the Issuer (the “Compensation Committee”) granted Dr. Zerhouni ten-year options to purchase an aggregate of 34,923 shares of Common Stock at an exercise price of $3.1989 per share, which become exercisable in four equal annual installments commencing on May 9, 2023.
On May 9, 2022, pursuant to the ModeX Merger, the Compensation Committee granted Mr. Holbrook the right to receive 194,713 shares of Common Stock (the “RSUs”) at a price of $3.1989 per share. Such RSUs shall be deemed to be Stock Units granted under and subject to the terms, provisions and restrictions set forth in the Issuer’s 2016 Incentive Compensation Plan, as may be amended from time to time, and shall vest in four equal annual installments following the date of grant.
(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
(e)    Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except for the relationships described above and in the responses to Items 3, 4 and 5 herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.
Exhibit 1.    Joint Filing Agreement, dated June 29, 2022, between Elias A. Zerhouni, Bruce C. Holbrook, the EAZ Zeraz Trust and the Zerhouni Irrevocable Trust.
Exhibit 2.    Agreement and Plan of Merger, dated as of May 9, 2022, by and among the Issuer, ModeX Therapeutics, Inc., Orca Acquisition Sub, Inc. and Gary J. Nabel, solely in the capacity of a representative of the Stockholders (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 13, 2022).
Exhibit 3.    Zerhouni Employment Agreement, dated May 9, 2022, by and between the Issuer and Dr. Zerhouni (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 13, 2022).

CUSIP No. 68375N103    13D    Page 9 of 11 Pages
SIGNATURES
After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: June 29, 2022

The EAZ Zeraz Trust

By:	/s/ Bruce C. Holbrook
Name:	Bruce C. Holbrook
Title:	Trustee

The Zerhouni Irrevocable Trust

By:	/s/ Bruce C. Holbrook
Name:	Bruce C. Holbrook
Title:	Trustee

/s/ Elias A. Zerhouni, M.D.
Elias A. Zerhouni, M.D.

/s/ Bruce C. Holbrook
Bruce C. Holbrook

CUSIP No. 68375N103    13D    Page 10 of 11 Pages
EXHIBIT I
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.
Dated: June 29, 2022

[Signature page to follow]

CUSIP No. 68375N103    13D    Page 11 of 11 Pages

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first written above.

The EAZ Zeraz Trust

By:	/s/ Bruce C. Holbrook
Name:	Bruce C. Holbrook
Title:	Trustee

The Zerhouni Irrevocable Trust

By:	/s/ Bruce C. Holbrook
Name:	Bruce C. Holbrook
Title:	Trustee

/s/ Elias A. Zerhouni, M.D.
Elias A. Zerhouni, M.D.

/s/ Bruce C. Holbrook
Bruce C. Holbrook